UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tourmaline Bio, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

89157D105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89157D105
1.	Names of Reporting Persons Hydra LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,702,164 shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,702,164 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,164 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by Hydra LLC (“Hydra”), Someit Sidhu (“Sidhu”), collectively, the “Reporting Persons”. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Shares are directly held by Hydra. Sidhu may be deemed to share voting and dispositive power over the shares held by Hydra.

(3)	This percentage is calculated based on 25,645,262 shares of Common Stock outstanding, as disclosed by the Issuer in its prospectus supplement dated January 25, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2024 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Prospectus”).

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CUSIP No. 89157D105
1.	Names of Reporting Persons Someit Sidhu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,702,164 shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,702,164 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,702,164 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Shares are directly held by Hydra. Sidhu may be deemed to share voting and dispositive power over the shares held by Hydra.

(3)	This percentage is calculated based on 25,645,262 shares of Common Stock outstanding, as disclosed by the Issuer in its prospectus supplement dated January 25, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on January 26, 2024 pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Prospectus”).

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Item 1.

	(a)	Name of Issuer Tourmaline Bio, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 27 West 24th Street, Suite 702 New York, NY 10010

Item 2.

	(a)	Name of Person Filing Hydra LLC (“Hydra”) Someit Sidhu (“Sidhu”)
	(b)	Address of Principal Business Office or, if none, Residence PO Box 309, Ugland House, Grand Cayman, KY1-1104
	(c)	Citizenship Entities: Hydra - Cayman Islands Individuals: Sidhu - United Kingdom
	(d)	Title of Class of Securities Common stock, $0.0001 par value per share (“Common Stock”)
	(e)	CUSIP Number 89157D105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of February 14, 2024:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Hydra LLC

By:	/s/ Someit Sidhu
Name: Someit Sidhu
Title: Manager

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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